Exhibit (a)(2)
     Chairman and Chief Executive Officer
Dr. Markus Dennler
Chairman of the Board
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
BY POST, FACSIMILE AND E-MAIL
February 26, 2007
Dear Markus:
As you know, we have attempted several times in the past week to engage with you, your Board of Directors and management in friendly discussions regarding the proposed combination of Converium and SCOR with a view to creating a Top 5 global multi-line reinsurer, with a major operating company in Zurich having worldwide responsibilities as a key hub of the combined Group. As repeatedly stated during our conversations and in our communications with you, we believe that this combination is in the best interest of both our shareholders and other stakeholders. I would like you to share this ambition.
In our most recent letter dated February 23, 2007, to ensure consistency and continuity within the combined Group, we have proposed that the Board of Directors of the new Group would combine the current Boards of our two companies. Moreover, we have indicated that SCOR has based its strategic planning by taking into account the expertise and management power of Converium’s Global Executive Committee and have offered key positions in the combined Group to the members of the Global Executive Committee. Such proposals clearly demonstrate the respect we have for Converium’s management and our friendly intentions vis-a-vis all of them.
As you have been unresponsive to our numerous requests to engage in discussions regarding the combination, we have decided to pre-announce today our intentions to commence a public tender offer in accordance with art. 22 et seq. of the Swiss Federal Act on Stock Exchanges and Securities Trading for all of the publicly held registered shares in Converium. Please find enclosed for your reference a copy of the pre-announcement.
As stated before, we firmly believe that a combination of our two companies is the best route for all of our constituencies. We continue to be available to discuss with you, your Board of Directors and your management, our designs for the combined Group with an open mind.
Sincerely yours,
/s/ Denis Kessler
Denis Kessler
Chairman and Chief Executive Officer

cc:	Ms. Inga Beale Chief Executive Officer Converium Holding AG